                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 12


                             Strawbridge & Clothier
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   863200101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power                      68,543
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                 1,282,904


                               7) Sole Dispositive Power                  8,928


                               8) Shared Dispositive Power            1,284,364


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,353,461*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                  16.22


   12) Type of Reporting Person (See Instructions)                           HC

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 12


                             Strawbridge & Clothier
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   863200101
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)  Citizenship or Place of Organization United States of America


   Number of Shares         5) Sole Voting Power                         68,543
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                    1,282,904


                            7) Sole Dispositive Power                     8,928


                            8) Shared Dispositive Power               1,284,364


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,353,461*


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row (9)                 16.22

    12) Type of Reporting Person (See Instructions)                          BK

   Item 4 - Ownership:
   (a) Amount Beneficially Owned:
                                                                     1,353,461


   (b) Percent of Class:
                                                                         16.22


   (c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                     68,543
       (ii) shared power to vote or to direct the vote               1,282,904
       (iii) sole power to dispose or to direct the disposition of       8,928
       (iv) shared power to dispose or to direct the disposition of  1,284,364

   Item 6 - Ownership of More Than Five Percent on Behalf of Another Person:

   See Schedule A attached.

   * Beneficial ownership consists of 1,192,657 shares of Class B stock which is not registered under the Securities Exchange Act of 1934. Class B stock is convertible at any time to Class A stock at a conversion rate of one to one, and thus is deemed to be beneficial ownership of Class A stock. These shares are reportable under Rule 13d-3d(i).

                                   Schedule A

                             Strawbridge & Clothier


         Item 6 - Ownership of More Than Five Percent on Behalf of
                  Another Person

         This security is held in various trusts. The following persons may have the power to direct the proceeds of sale and/or dividends in their capacity as Co-Fiduciaries:

             G. Stockton Strawbridge
             c/o Strawbridge & Clothier
             801 Market Street
             Philadelphia, PA 19107-3199

         G. Stockton Strawbridge is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 1,074,266 shares of Series B Strawbridge & Clothier common stock.

             Peter S. Strawbridge
             c/o Strawbridge & Clothier
             801 Market Street
             Philadelphia, PA 19107-3199

         Peter Strawbridge is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 655,441 shares of Series B Strawbridge & Clothier common stock.

             Margaret S. Clews
             310 Lancaster Avenue
             Malvern, PA 19355

         Margaret S. Clews is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 418,825 shares of Series B Strawbridge & Clothier common stock.

             William P. Wood
             2000 One Logan Square
             Philadelphia, PA 19103

         William P. Wood is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 418,825 shares of Series B Strawbridge & Clothier common stock.

             John W. Claghorn, Jr.
             43 Vanderventer Avenue
             Princeton, NJ 08540

         John W. Claghorn, Jr. is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 42,264 shares of Series A and for accounts holding 14,088 shares of Series B Strawbridge &
         Clothier common stock.

             John P. Bracken
             525 A Moravian Hall Square
             175 West North Street
             Nazareth, PA 18064

         John P. Bracken is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 94,852 shares of Series B Strawbridge &
         Clothier common stock.

             Isaac Clothier, IV
             c/o Dechert Price & Rhoads
             4000 Bell Atlantic Tower
             1717 Arch Street
             Philadelphia, PA 19103

         Isaac Clothier, IV is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 94,852 shares of Series A Strawbridge &
         Clothier common stock.

             Benjamin R. Nielson
             c/o Ballard Spahr Andrew & Ingersoll
             1735 Market Street, 51st Floor
             Philadelphia, PA 19103

         Benjamin R. Nielson is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 12,000 shares of Series A Strawbridge &
         Clothier common stock.

             Harry R. Nielson, Jr.
             c/o Radnor Capital Management
             Two Radnor Corporate Center
             100 Matsonford Road, Suite 250
             Radnor, PA 19087

         Harry R. Nielson is a Co-Fiduciary with PNC Bank, N.A. for accounts holding 12,000 shares of Series A Strawbridge &
         Clothier common stock.


      C: \APRIL.STR

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Howard I. Verbofksy, Managing Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature


         _____________________________________________________________________
         Name/Title

         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Michelle A. O'Donnell, Assistant Vice President and
             Assistant Regulatory Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature



         _____________________________________________________________________
         Name/Title